SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period May 12, 2006 to May 17, 2006
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing recommendation to remove dual class structure.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
May 17, 2006	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.A, PGF.B, TSX; PGH, NYSE
Pengrowth Energy Trust Announces
Recommendation to Remove Dual Class Structure
(Calgary, May 16, 2006) — Pengrowth Corporation, Administrator of Pengrowth Energy Trust, today announced that the Board of Directors has unanimously accepted the recommendation of a special committee of its members to present an extraordinary resolution to unitholders to cause the removal of the dual class structure. If accepted by 66 2/3% of votes cast by the holders of Class A trust units and Class B trust units, voting together as a single class as required by the Trust Indenture, the restriction that Class B trust units may only be held by Canadian residents will be removed on June 27, 2006. On July 27, 2006, the Class B trust units will be renamed as “Trust Units”, all Class A trust units will be converted to Trust Units (other than for Canadian residents providing declarations to the Trustee) and the Class A trust units will be delisted from the TSX. Pengrowth intends to list the Trust Units for trading on both the TSX and the NYSE, subject to the approval of the exchanges.
In concluding that the dual class structure is a significant impediment to the execution by Pengrowth of its business plan and therefore determining to recommend the consolidation, the special committee considered the advice of its financial advisors, BMO Nesbitt Burns and Merrill Lynch, and the Board of Directors considered the advice of its financial advisor, RBC Capital Markets, to the effect that the dual class structure results in:
•	an inability to effectively raise capital at the lowest possible cost;

•	a significant impediment to completing mergers or acquisitions using trust units as consideration;

•	significantly reduced liquidity in the trading of Pengrowth’s trust units;

•	an inability to complete efficient equity financings; and

•	a diversion of management’s time.
The details of the proposed consolidation of Pengrowth’s dual class structure, including the fairness opinions provided by BMO Nesbitt Burns and Merrill Lynch to the special committee, will be included in Pengrowth’s Information Circular and Proxy Statement for the Annual and Special Meetings scheduled for June 23, 2006.
There can be no assurance regarding the consequences of implementation of the consolidation, including the potential effect on the trading price of the Class A trust units or Class B trust units, which effect may be significantly different as between the Class A trust units and Class B trust units.

PENGROWTH CORPORATION
James S. Kinnear, Chairman, President and
Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (401) 362-8191
Caution Regarding Forward-Looking Information
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to: business strategy and strengths, goals, focus and the effects thereof, the benefits of the Consolidation, including, a reduction in the cost of raising capital, an improved ability to complete mergers and acquisitions, an increase in liquidity in the trading of Pengrowth’s trust units, an ability to efficiently complete equity financings and a reduction in the diversion of Pengrowth’s resources, including management time and attention, from the pursuit of Pengrowth’s business plan, the implementation of changes to the tax act contemplated by the November 26, 2004 and March 23, 2006 letters from the Department of Finance to Pengrowth, the policy of the federal government regarding the taxation of mutual fund trusts, the policy of the federal government regarding non-resident ownership of mutual fund trust, the impact of acquisitions and related financings on unitholder value.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005 and under “Risk Factors” in the Trust’s annual information form dated March 29, 2006.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.